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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

FIRST RELIANCE BANCSHARES, INC.
(Name of Issuer)
Common Stock, $0.01 per share
(Title of Class of Securities)
336152100
(CUSIP Number)
February 3, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No.	336152100	Page	2	of	9

1	NAMES OF REPORTING PERSONS: Service Capital Partners, LP 20-0205743

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		5

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		201,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		201,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	201,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

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CUSIP No.	336152100	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Service Capital Advisors, LLC 20-0205782

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		201,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		201,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	201,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

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CUSIP No.	336152100	Page	4	of	9

1	NAMES OF REPORTING PERSONS: Dory Wiley

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizenship

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		201,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		201,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	201,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

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SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Service Capital Partners, LP, a Texas limited partnership (“Service Capital Partners”), Service Capital Advisors, LLC, a Texas limited liability company acting as the general partner of Service Capital Partners (“Service Capital Advisors”), and Dory Wiley, the principal of Service Capital Advisors.
     This Schedule 13G relates to the common stock, $0.01 per share (the “Common Stock”), of First Reliance Bancshares, Inc. (the “Issuer”), purchased by Service Capital Partners for the account of Service Equity Partners, LP, a Texas limited partnership, of which Service Capital Partners is the general partner.

Item 1(a)	Name of Issuer.

First Reliance Bancshares, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

2170 W. Palmetto Street
Florence, SC 29501

Item 2(a)	Name of Person Filing.

Service Capital Partners, Service Capital Advisors, and Dory Wiley

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

1700 Pacific Avenue—Suite 2000
Dallas, Texas 75201

Item 2(c)	Citizenship or Place of Organization.

Service Capital Partners is a Texas limited partnership, Service Capital Advisors is a Texas limited liability company, and Dory Wiley is the principal of Service Capital Advisors and is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock

Item 2(e)	CUSIP Number.

336152100

Item 3	Reporting Person.

Inapplicable.

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Item 4	Ownership.

(a) Service Capital Partners, Service Capital Advisors, and Dory Wiley are each the beneficial owners of 201,000 Common Stock.

(b) Service Capital Partners, Service Capital Advisors, and Dory Wiley are each the beneficial owners of 6.1% of the outstanding Common Stock. This percentage is determined by dividing 201,000 by 3,281,931, the number of shares of Common Stock issued and outstanding as of September 30, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q submitted to the Securities and Exchange Commission dated November 15, 2005.

(c) Service Capital Partners, Service Capital Advisors, and Dory Wiley have the sole power to vote and dispose of the 201,000 Common Stock beneficially owned by them. As the principal of Service Capital Advisors, Dory Wiley may direct the vote and disposition of the 201,000 Common Stock beneficially owned by Service Capital Partners and Service Capital Advisors.

The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 201,000 Common Stock owned by Service Capital Partners, Service Capital Advisors, and Dory Wiley. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

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Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated February 7, 2006 among Service Capital Partners, Service Capital Advisors, and Dory Wiley.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: February 3, 2006

SERVICE CAPITAL PARTNERS, LP Service Capital Advisors, LLC, its general partner
By:	/s/ Dory Wiley
Dory Wiley, Managing Member

SERVICE CAPITAL ADVISORS, LLC
By:	/s/ Dory Wiley
Dory Wiley, Managing Member

/s/ Dory Wiley
Dory Wiley

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